FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of November 2002

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F    X                           Form 40-F
                       -----                                   -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

            Yes                                      No    X
                ------                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________.

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                                                                November 1, 2002

Sirs

BUENOS AIRES STOCK EXCHANGE

PRESENT

Reference: Letter C.D. 166774, 166873 and 166996

               I, Martin G. Rios, attorney in fact of Multicanal, S.A. (the "Company"), in accordance with the legal capacity accredited to me before this Association, with offices at Hipolito Yrigoyen 1628, 2nd Floor, Capital Federal, Fax 4375-2580, hereby respond to the request for information referred to above, and inform you that as of the date hereof the Company has not received a judicial notification of any bankruptcy filing.

               The Company will keep the Association informed of any further developments.

               Very truly yours.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  MULTICANAL S.A.



Buenos Aires, Argentina, November 12, 2002        By: /s/ Adrian Meszaros
                                                      -------------------
                                                      Adrian Meszaros
                                                      Chief Financial Officer